UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Santa Monica Media Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    802501106
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 802501106                   13G/A                   Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     508,300 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     508,300 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            508,300 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.17%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 3 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     18,696 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     18,696 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            18,696 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.12%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Institutional Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     4,104 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     4,104 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,104 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.03%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 5 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC                20-1901985
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     531,100 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.31%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 6 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     531,100 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.31%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 7 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     531,100 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            531,100 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                     [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.31%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 802501106                   13G/A                   Page 8 of 12 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on May 31, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of Santa Monica Media Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 1(b), 2(a), 2(b), 2(c), 4, 5 and 10 in their entirety as set forth below.

Item 1 (b)  Address of Issuer's Principal Executive Offices

            12121 Wilshire Blvd, Suite 1001
            Los Angeles, California 90025

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


        HIGHBRIDGE INTERNATIONAL LLC
        -----------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE FIXED INCOME OPPORTUNITY MASTER FUND, L.P.
        -----------------------------------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE FIXED INCOME OPPORTUNITY INSTITUTIONAL FUND, LTD.
        ------------------------------------------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC    IRS #: 20-1901985
        ----------------------------------
        9 West 57th Street,
        27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        -----------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        HENRY SWIECA
        ------------
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

CUSIP No. 802501106                   13G/A                   Page 9 of 12 Pages


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

        As of the date of this filing (i) Highbridge International LLC owns 508,300 shares of Common Stock, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. owns 18,696 shares of Common Stock, of which 5,084 shares of Common Stock are part of units ("Unit") consisting of one share of Common Stock and one warrant to purchase one share of Common Stock, (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. owns 2,988 shares of Common Stock, of which 1,116 shares of Common Stock are part of Units, (iv) each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own the 508,300 shares of Common Stock owned by Highbridge International LLC, the 18,696 shares of Common Stock owned by Highbridge Fixed Income Opportunity Master Fund, L.P., of which 5,084 shares of Common Stock are part of Units and the 5,084 shares of Common Stock owned by Highbridge Fixed Income Opportunity Institutional Fund, Ltd., of which 1,116 shares of Common Stock are part of Units. In addition to the shares of Common Stock reported above, Highbridge International LLC owns warrants to purchase 1,250,000 shares of Common Stock,
(ii) Highbridge Fixed Income Opportunity Master Fund, L.P. owns warrants to purchase 10,232 shares of Common Stock, of which warrants to purchase 5,084 shares of Common Stock are part of Units and (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. owns warrants to purchase 2,568 shares of Common Stock, of which warrants to purchase 1,116 shares of Common Stock are part of Units. However, pursuant to the terms of these warrants, the warrants cannot presently be exercised by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. or Highbridge Fixed Income Opportunity Institutional Fund, Ltd. or at their option within the next sixty days. These warrants will become exercisable on the later of the completion of a business combination and March 27, 2008.

        Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

        (b) Percent of class:

            The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed on November 14, 2007, indicates there were 16,038,125 shares of Common Stock outstanding as of November 11, 2007. Therefore, based on the Company's outstanding shares of Common Stock, (i) Highbridge International LLC, owns approximately 3.17% the outstanding shares of Common Stock of the Company, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. owns approximately 0.12% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. owns approximately 0.03% of the outstanding shares of Common Stock of the Company shares and (iv) each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 3.31% of the

CUSIP No. 802501106                   13G/A                  Page 10 of 12 Pages


outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Shares owned by another Reporting Person.

        (c)    Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote

                       0

               (ii)    Shared power to vote or to direct the vote

                       See Item 4(a)

               (iii)   Sole power to dispose or to direct the disposition of

                       0

               (iv)    Shared power to dispose or to direct the disposition of

                       See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]


Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 1, 2008, by and among Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 802501106                   13G/A                  Page 11 of 12 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 1, 2008

HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                         By: /s/ Noah Greenhill
                                             ----------------------------
By: /s/ Noah Greenhill                   Name: Noah Greenhill
----------------------------             Title: Managing Director
Name: Noah Greenhill
Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY      HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                        INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its trading manager                      its trading manager

By: /s/ Noah Greenhill                   By: /s/ Noah Greenhill
----------------------------             ----------------------------
Name: Noah Greenhill                     Name: Noah Greenhill
Title: Managing Director                 Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
----------------------------             ----------------------------
GLENN DUBIN                              HENRY SWIECA

CUSIP No. 802501106                   13G/A                  Page 12 of 12 Pages



                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.001 par value, of Santa Monica Media Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 1, 2008



HIGHBRIDGE INTERNATIONAL LLC             HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                         By: /s/ Noah Greenhill
                                         ----------------------------
By: /s/ Noah Greenhill                   Name: Noah Greenhill
----------------------------             Title: Managing Director
Name: Noah Greenhill
Title: Managing Director


HIGHBRIDGE FIXED INCOME OPPORTUNITY      HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                        INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its trading manager                      its trading manager

By: /s/ Noah Greenhill                   By: /s/ Noah Greenhill
----------------------------             ----------------------------
Name: Noah Greenhill                     Name: Noah Greenhill
Title: Managing Director                 Title: Managing Director




/s/ Glenn Dubin                          /s/ Henry Swieca
----------------------------             ----------------------------
GLENN DUBIN                              HENRY SWIECA